February 7, 2019

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Peter D. Thompson
Chief Financial Officer and Executive Vice President
Urban One, Inc.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910

        Re: Urban One, Inc.
            Registration Statement on Form S-1
            Filed March 16, 2018
            File No. 333-223695

Dear Mr. Thompson:

        It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

    amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

    file a request for withdrawal.



       If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

       If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.
 Peter D. Thompson
Urban One, Inc.
February 7, 2019
Page 2

      Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of
Telecommunications
FirstName LastNamePeter D. Thompson
cc:       Michael Plantamura
Comapany NameUrban One, Inc.
          CERTIFIED MAIL
February 7, 2019 Page 2
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FirstName LastName